2025-2026
BUDGET

Driving change, delivering progress

New Nouveau Brunswick



FORECAST
Ann Manuel

2025-2026 BUDGET

Driving change, delivering progress

Province of New Brunswick
PO Box 6000, Fredericton, NB E3B 5H1 CANADA
GNB.CA

ISBN 978-1-4605-4203-3 (Bilingual print edition)
ISBN 978-1-4605-4319-1 (PDF: English edition)
ISBN 978-1-4605-4320-7 (PDF: French edition)

24-01777 | 2025.03 | Printed in New Brunswick

Introduction

I respectfully acknowledge that New Brunswick is situated on the unceded and unsurrendered territories of the Wolastoqey, Mi'gmaw, and Peskotomuhkati peoples. We seek to repair and rebuild meaningful relationships with Indigenous peoples and honour these lands which hold the hopes of future generations.

Madam Speaker, in October, New Brunswickers voted for a fresh start. They voted for a government that values accountability and transparency, one that believes in the importance of collaboration.

And I am proud to say that these values remained at the core of our discussions and deliberations as we built our first budget. I want to thank all of the New Brunswickers and stakeholders who shared their ideas with us over the last few months through pre-budget consultations.

This is a budget that recognizes the economic reality we are facing as a province and as a country – one that considers the challenges New Brunswickers have shared with us. We have heard the stories of not being able to see a doctor when you need one, and how the rising cost of living continues to cause pain at the grocery store, in your housing costs and on your power bill.

When our government took office, we acted quickly to make a positive impact where we could and to deliver on the commitments we made to the people of this province.

We identified as a party early last year, that rising energy costs were going to become an issue for New Brunswickers, which is why one of the first initiatives our government put in place was a monthly rebate on your power bill. Beginning in January, eligible residential electricity customers began receiving a 10 per cent rebate on their monthly electricity usage. While we recognize that costs remain high, this measure was able to mitigate almost a full year of rate hikes, which is no small feat.

We also passed rent cap legislation that went into effect on February 1 to make sure New Brunswickers have a safe and affordable place to call home, without the fear of being priced out at a moment's notice.

Madam Speaker, over and over we have heard from teachers, school administrators and struggling New Brunswickers about the importance of access to healthy foods in our schools, which is why it became a core commitment of our government. In early February, with support from the federal government, we announced a program which will help us achieve our platform commitment of ensuring every student is learning on a full belly. This is a game changer for New Brunswick students in our education system.

Madam Speaker, nurses are the backbone of our health care system, and we were proud to be able to provide retention payments to show them the respect they deserve and deliver on this commitment quickly after we formed government.

We have also been working to help tackle the housing crisis by removing the HST off eligible purpose-built multi-unit rental housing that started on or after November 15, 2024. This finally puts New Brunswick on equal footing with our neighbouring provinces and should encourage the building of additional and much needed units to our housing stock.

Madam Speaker, these are just a few examples of what our government has accomplished in our first four months. While we are proud of all that we have been able to achieve on behalf of New Brunswickers, we recognize there is so much more that needs to be done, while navigating an economic environment and landscape that is rapidly changing.

Economic and fiscal conditions

A number of unanticipated challenges, poor decisions from previous governments, and sub-par investment in priority areas led us to needing to make some very difficult decisions as part of this year's budget process.

There are signs that growth is slowing, and as we mentioned during our recent update for the third quarter ending in December of last year, we are not seeing the large revenue windfalls that have materialized in past years.

With the news that the 2024-2025 fiscal year was projected to end in a higher-than-expected deficit, it became clear that it would be difficult to table a balanced budget going into the 2025-2026 fiscal year, without causing significant disturbances in our systems and provincially supported programs.

I would be remiss not to mention the additional challenges brought forward with the change in leadership and policy direction from our neighbours to the south, which has only intensified with the levying, and un-levying, and re-levying, and carveouts of tariffs for Canadian goods.

Over 90% of New Brunswick's international exports go to the United States and is in the direct line of fire from these actions.

Madam Speaker, as you can imagine, preparing for today, for this speech, with the daily pivoting in direction on tariffs, countermeasures, and exemptions, was a challenging task. The challenges continue and will undoubtedly carry on into the foreseeable future.

Like so many New Brunswickers, we are deeply concerned about what this will mean for our province, for our people, and want to respond with conviction, practicality, and with compassion for those most affected.

We have taken steps to build flexibility into our budget so that we are better able to react to challenges as they arise. This includes support for businesses and workers affected by tariffs, while also finding room to support the kind of growth that we want to see happen in new markets and the diversification we need now more than ever.

A tariff response support package of $112 million has been established, including a $25 million investment in a business support program offered through Opportunities New Brunswick. The balance of the funds exists in programs that were already available and are dollars that can be repurposed to serve in a tariff response capacity or be redirected into other government measures should the trade war be resolved before they are spent.

Additionally, we are also introducing a $50 million contingency into our fiscal plan to reflect the uncertainty of tariffs, and the potential impact they may have on New Brunswickers and our economy. Budgeted dollars, plus the contingency, total $162 million to respond to tariffs as needed.

Regardless of the end result of this unnecessary trade war, the mere threat of tariffs has had a cooling effect on the Canadian and New Brunswick economies. Even before the President took office, he started talking about using tariffs to achieve his policy objectives and, businesses had to reconsider investment plans.

For 2025, the Department of Finance and Treasury Board projects real GDP growth of 1.1 per cent. This compares to growth that has been consistently at, or above 1.5 per cent in recent years.

Further details on New Brunswick's economic direction are provided in the *Economic Outlook 2025-2026*.

While our economic reality is very different now than it was when we took office in November, we remain committed to investing in New Brunswickers and their priorities while maintaining strong fiscal management.

Madam Speaker, Budget 2025-2026 projects a deficit of $549 million. This reflects the desperately needed investment in New Brunswickers, our communities and local and regional programs. This means that we are no longer kicking the can further down the road on critical investments that are needed now.

In part, it also reflects the rapid change in our economic environment, the need to respond strongly to our challenges, while keeping our promise to New Brunswickers to invest in areas that will make a meaningful difference in their daily lives.

While revenues are projected to be $13.8 billion, spending is projected to reach $14.3 billion as our government invests in priorities such as health care, education, housing and economic resilience.

Madam Speaker, we need New Brunswickers to know that making the decisions leading up to today have not come easy. We know that some will be pleased, but many will not. Our government will face criticism for our chosen investments, and for what did not make into this year's budget. At the end of the day, choosing to invest in New Brunswickers, in what is important to them is what matters.

Our current path of increasing expenditures at a rapid rate every year is not sustainable, and unlike in recent years, we cannot count on large revenue windfalls to cover the difference. This means embracing the hard decisions, and being committed as a government, and as New Brunswickers to invest in change today for a sustainable future for all.

Transformational change

Madam Speaker, we know that we must do things differently if we want to transform our province – to grow our investments in priority areas, tackle long-standing issues in health, education, and social development, help with affordability challenges, support growth, and deal with the ongoing concerns we are experiencing in relation to tariffs.

To support the creation of a budget that best serves the people of this province today, and to help us prioritize next steps for the longer term, we listened and engaged with New Brunswickers through pre-budget consultations.

Engaging with New Brunswickers keeps us accountable and provides the necessary transparency so that our progress on key priorities and commitments can be easily tracked.

Beginning in January, we invited members of the public, businesses, non-profits, and other stakeholder groups to submit their ideas around the important issues and opportunities in our province in both the short and long terms. These meetings helped us get to know people better, and to understand their varying needs

Madam Speaker, the information shared during these important conversations not only helped us make decisions related to this budget but will guide how we plan for future budgets, and delivering the programs and services that are important to New Brunswickers.

I am pleased to say, that in total, we received 122 submissions via email, which included almost 500 comments, ideas and suggestions from New Brunswickers across the province, in both official languages. What's more, we met with hundreds of people both virtually and in person, who represented over 100 organizations in various sectors, including health care, the arts, businesses and tech, First Nations and educators, and so many more.

With the participation of my cabinet colleagues, we had the opportunity to better understand the issues that are important to New Brunswickers, to hear their ideas and to break down any barriers that get in the way of making our province the best place in the world to live and work.

Madam Speaker, we heard about the deep need for continued local governance reform, the shortage of affordable housing, and the necessity of keeping programs in place to support our most vulnerable. We heard about cutting red tape, retaining our beloved teachers and about health care – so much about health care.

The contributions of New Brunswickers in sharing ideas, solutions, and opportunities is encouraging, and supports our desire to make transformational changes, deliver on commitments, and invest in our people and our province. We cannot keep kicking the issues down the road. We need to make investments now. It is time to take our destiny into our own hands and work together to achieve our goals.

But the work doesn't end with the delivery of this budget, in fact it is only just the beginning of a long and challenging process. Transformational change takes time, and commitment from elected officials, civil servants, and the public we serve.

Our government firmly believes in serving New Brunswickers the best we possibly can, but we don't have unlimited resources – neither people nor dollars. In order to meet the challenges of the day, we need to do things differently. Madam Speaker, that is why I have challenged my cabinet colleagues and their departments to embark on a transformation initiative over the next calendar year to determine how we can work collaboratively with our stakeholders, partners and communities to better deliver for New Brunswickers.

In the short term, we asked departments to lead the work to identify areas where we could stop doing things that aren't delivering results and to better use each and every dollar available. We will not make across the board cuts of this percent or whittle small amounts from each and every program. That isn't strategic nor does it respect our priorities.

We will rely on this robust process to identify and capitalize on savings opportunities throughout all departments, ensuring decision-making remains adaptable and responsive. Departments have been tasked with creating transformation plans, and we will be supporting them over the next year in achieving those goals.

Madam Speaker, we understand that we are going to need to engage with New Brunswickers about how we can do things differently, particularly where existing programs and services are not meeting the outcomes that they expect and deserve.

Our government understands that by working together – with New Brunswickers - ministers, and the hard working civil servants in our departments will find new, innovative and better ways to deliver what New Brunswickers need.

Real transformational change cannot be done in silos, so we have created a central transformation team, a committee of proven leaders from within the civil service, that will work across government to gather plans, triage ideas, and support service transformation to create real and lasting change – for the better! My cabinet colleagues and I look forward to seeing the innovative ideas and opportunities that come forward for consideration.

Investing in New Brunswickers, with balance in mind

Madam Speaker, we were elected on a mandate of change and to tackle the challenges we face head on. In order to do that, we must make the tough decisions and strategic investments now, rather than pushing them off. This is a commitment we are determined to keep, as failure to act decisively on the challenges today will only add to the cost to future generations.

We considered what investments are needed to ensure that New Brunswickers would have improved access to health care, stable housing and an education that would serve them as they moved through life.

We asked ourselves, what investments can we make right now that will protect us from the tariff threat and set us on a path to a more productive and prosperous economy. And what can wait until next year or the year after. How can we use our money, our people and our resources differently?

Prioritizing health care

We have heard loud and clear that access to health care, when and where it's needed is the top priority for New Brunswickers. We recognize that investments are required now, to stabilize the system and prepare for transformational change into the future.

Madam Speaker, we believe that the bold investments we are making in health care will make life better for New Brunswickers in the long run. They deserve a system that is focused on providing them accessible, preventative, and primary care. If we can improve the health of our population on the front end, it will result in savings across health and long-term care, and ultimately help to support our aging population well into the future.

In order to get there, we need to make sure that every New Brunswicker has access to primary care.

Up to 180,000 New Brunswickers don't have a primary care provider. This makes it challenging when they, or their children are sick, they have a prescription up for renewal, or they need an appointment.

And for those who do have access, far too many wait five or six weeks to get an appointment, making it impossible for them to get the care they need when they need it.

To combat these, and other challenges we are facing in our health-care system, we must establish a truly collaborative, flexible, community-based primary care system, where health-care practitioners, including family doctors, nurse practitioners, counsellors, pharmacists, and others have your health information at their fingertips and can provide the care you need, when you need it.

To help us achieve this, Madam Speaker, in Budget 2025-2026, we are investing nearly $293 million more than last year in the Department of Health.

$30 million is being invested in team based primary care, also known as community care clinics. This investment will help us achieve the platform commitment of creating at least 30 local family health teams across the province.

The expansion of primary care clinics in your community will help us achieve our goal of dramatically reducing the waitlist and will result in New Brunswickers getting faster access to care. By investing in primary care, we are also setting our entire health-care system up for success – when you get the care you need on the front end, you are less likely to end up in the emergency room – freeing up space for those who truly need emergency care and reducing wait-times. It also happens to be cheaper to deliver primary care than emergency care, resulting in some long-term savings and the delivery of better results.

We know that in order to make this model work, we need to provide doctors working in the province the right kind of conditions to allow them to bill their time while providing care to New Brunswickers. We look forward to working collaboratively with physicians to negotiate and sign a new Master Service Agreement with compensation models that support primary care.

To support this much-needed transformation, we are also investing $15.9 million for physician remuneration under a revised compensation framework for physicians to maintain their community-based practices.

Madam Speaker, in order for New Brunswickers to get the care they need when and where they need it, it is imperative that we make it easier for health-care professionals to have access to patient records.

Unfortunately, the current health-care technology landscape is a mix of fragmented systems, inefficient data sharing, and outdated infrastructure.

We are investing $19.4 million to support the ongoing transformation of our Clinical Information System, a significant multi-year project that will benefit the entire health-care system into the future.

An additional $9 million is being invested to modernize and integrate health-care technology systems across New Brunswick. By consolidating resources and advancing digital health initiatives, we will streamline operations, improve access, and enhance quality of care, resulting in early diagnosis and better health outcomes.

Across the board, we need qualified health-care staff to reach our goals. Recognizing that securing trained health-care professionals is a significant challenge, we are investing $2.0 million to support the expansion of recruitment activities, both across Canada, and around the world.

Midwifery plays an important role, working collaboratively with other health-care professionals to give women another option for prenatal care. As the demand for midwifery services in our province currently exceeds the staff available, we are investing an additional $150,000 to help break down the barriers to training and certification and explore ways to support growth in the profession.

Prevention and early detection through organized cancer screening programs improves outcomes and saves lives. Recognizing that cervical cancer is a largely preventable disease and that the Human Papilloma Virus (HPV) accounts for more than 90 per cent of all invasive cervical cancers, we are investing $462,000 in a New Brunswick Cancer Network initiative to support the implementation of HPV tests as a primary screening test for cervical cancer with an option for self-collection of samples at home.

Madam Speaker, choosing to have a family is a major decision for so many New Brunswickers. Add to that the struggles that come with infertility, including the significant financial burden, and it becomes unattainable for many.

To support access to fertility treatments, we are investing more than $1.9 million to fund one round of IVF treatment per household, as a reimbursement. This was one of our early commitments, and delivering on it will also align with jurisdictions across the country.

Supporting aging New Brunswickers

Health care is a service that New Brunswickers need at every stage of life, from childhood to the decision to have a family, to ensuring they are able to age with dignity.

Madam Speaker, we are making the necessary investments that will support our province's aging population, today and in the future.

With so many respiratory illnesses affecting our vulnerable senior population, we are investing in the expansion of the RSV immunization program. Free vaccines will be available to seniors who are 75 years of age or older.

Madam Speaker, during pre-budget consultations, we heard firsthand about the lack of community supports and education that is desperately needed around Alzheimer's Disease and dementia.

I am pleased to say, that in the 2025-2026 Budget, we are investing $2.0 million to implement a Dementia Strategy and Action Plan for New Brunswick. These funds will be used to enhance the quality of life for people living with dementia and those that care for them, contribute to dementia prevention, and enable people living with dementia to remain at home for as long as safely possible.

We have also partnered with the federal government on the Aging with Dignity Action Plan under a bilateral agreement to support high standards of care in long-term care facilities and continue to enhance home and community care standards. For this fiscal year, we are investing over $1.5 million to help continue this important work, in addition to the $8.3 million committed under the capital budget.

Madam Speaker, investing in home care is not only the right thing to do, but it is one of the smartest investments we can make as a government to get the outcomes we want, and that seniors want.

Every New Brunswick senior should have the freedom to make choices about their care as they age. Those who wish to age in place and remain in their homes as long as is safely possible should be able to do so. Affordable home care will give them this ability.

The income threshold for home care supports have not increased since 1997- nearly 30 years. That means some of our seniors could have a claw back of over 77

percent of their income to pay for the home care they need. It is untenable. Successive governments of all stripes have committed to keeping seniors at home longer, but none have made the actual transformational change to do that.

Our government is investing $10 million to deliver on our commitment to make home care more affordable, and help people stay in their homes longer.

Madam Speaker, the list for those waiting for a placement in a nursing home continues to grow. To help us overcome this challenge, we are investing $22 million for nursing homes and specialized beds so that we can stop the number of people on that waitlist from growing – and reduce how many people are waiting.

Madam Speaker, so many New Brunswick seniors have committed their lives to the betterment of the province and the hope that future generations will continue to be successful. Our government believes that investing in the comfort and care of our aging population, and providing supports for those that care for them, is money well spent.

Youth and education

Madam Speaker, this year we are investing $10 million toward making transformational change, to ensure that children and youth living with exceptional needs and trauma receive a consistent level of high-quality support. Through an integrated service delivery approach, and by working together across departments, we have an opportunity to improve the system for these children and youth, and for the dedicated employees who continue to serve.

Children and youth receiving Social Development services all have unique needs, some of which require intensive clinical support services and enhanced interventions to meet their specific exceptionalities.

We acknowledge that the current model is not keeping up with the increasing needs of the population, and that change is necessary to ensure that we can provide support and services that children and families need and deserve.

Early detection and intervention are critical in matters where the well-being of a child or youth may be at risk. In 2025-2026, our government is investing nearly $8.7 million in the child-centred approach at the core of the *Child and Youth Well Being Act.* These funds will help to promote the interests, protection, participation and well-being of children and youth along with the health and well-being of families.

Our government believes that investing in children lays the foundation for a stronger New Brunswick. We want a bright future for New Brunswick and that starts with ensuring that students in our province get the best education possible, right from the start. By putting the needed resources in our education system, we are setting our children up for success.

This begins with our youngest New Brunswickers and ensuring families have access to quality, affordable child-care spaces.

As part of this, we've worked with the federal government to provide designated child-care spaces. We recently announced we are investing $200 million provincially over five years, part of a larger program that will be used to subsidize more than 17,000 childcare spaces across varying programs. This commitment means that more parents will have access to reduced out-of-pocket fees to ensure their children are well cared for and learning in good environments as they participate in the workforce.

Madam Speaker, educators have told us time and again that they are looking for support and stabilization in the classroom, and we have heard them. In response, we are investing over $32.4 million more than last year for educational assistants and Behavioural Intervention Mentors, who both play a key role in supporting children to learn in a way that is best suited for them.

The introduction of Behavioural Intervention Mentors to school teams has provided much needed support to strengthen positive learning and work environments. Since the first wave in 2021, schools with this resource have seen a decrease in serious misconduct, an increase in attendance and a reduction in suspensions.

These are great starts – but they are also just that, starts. It is imperative we do more. As we shared at the recent State of the Province, serious work is needed to improve students' reading and math skills in our province and we must address chronic absenteeism in our schools.

Education is a silver bullet, but it only works if students are in the classroom to learn. We are investing just over an additional $2.1 million for Academic Support Teachers to give students an even better start.

Too many New Brunswick students experience food insecurity and with the cost of food continuing to rise, these numbers will only grow. In addition to the $11 million

investment from the federal government over the next three years to provide access to a healthy breakfast, our government has committed an additional $19 million for a lunch program, leveraging local foods, when possible. Because a student with a full belly is a student who is ready to learn.

Enrolment continues to grow, so we need to ensure we have proper facilities for students to attend, and the right number of dedicated staff to teach and support them on this journey. Close to an additional $16.4 million will be invested to ensure we have more teachers in our classrooms to support this growth.

New Brunswick is experiencing a shortage of teachers, which puts added pressure on those already working in this field. We are investing $4.0 million to increase recruitment and retention of teachers.

This investment includes tailored onboarding and professional learning to introduce these teachers successfully into the New Brunswick environment; recruiting more teachers trained within the province; increasing the retention of early career teachers; and improving the employee experience, including ongoing projects on class composition, workload and wellness.

We believe taking these and other steps outlined in Budget 2025-2026 will move our province toward an education system that not only supports students but supports those who dedicate their lives to teaching them.

Housing

Madam Speaker, mitigating the effects of the housing crisis continues to be a priority for our government. We recognize that there continues to be an urgent need in our province, so in response, we are increasing the budget of the New Brunswick Housing Corporation by 18.6 per cent this year, or an additional $36.6 million.

We have a plan to build more homes and ensure New Brunswickers have accessible, affordable places to call home, with universal design and strong partnerships with municipalities, non-profits and co-ops, and community organizations.

Soon after we took office, and as the first step in our review of the *Residential Tenancies Act,* we implemented a provincial rent cap of three per cent to be adjusted annually which came into effect on February 1.

To continue to support the rent cap, we are investing a further $2.3 million, which will also be used to support the creation of a comprehensive outreach and awareness program. This new program will help inform New Brunswickers about their rights and obligations under the current *Act* and keep them updated on changes.

Like the rest of Canada, our province is struggling with demand for housing outstripping supply. This is driving up prices and putting people at risk of becoming unhoused. Since putting in place the direct-to-tenant rental benefit - a program that provides loans to renters to help them out when they aren't able to cover their rent - rental assistance has been provided to 7,200 households.

We are increasing the funding for this benefit by nearly $21.1 million to improve the quality and variety of affordable housing options so that New Brunswick renters are better able to choose where they live. This investment alone will support an additional 2,500 households per year.

Close to an additional $3.3 million is being invested in public housing stock. This investment will help support necessary repairs and property management services, as well as critical resources to deliver capital repairs, modernization and improvement projects.

The New Brunswick Housing Corporation has implemented several related initiatives under the provincial housing strategy, including providing funding for accessible units and increasing the funding amount for the development of subsidized housing. We are investing a further $4.6 million for their Affordable Rental Housing Program.

Supporting the most vulnerable

Madam Speaker, we are addressing homelessness by investing nearly $4.7 million to help improve wrap-around services for supportive housing through continued partnerships between the Department of Social Development and community organizations.

We hear tragic stories each and every day about victims of domestic violence facing unimaginable abuse and the need for additional supports. For New Brunswickers who are contemplating leaving a relationship where there is intimate partner violence, it is crucial that the necessary resources be in place to support the sometimes life-saving decision.

Our government is investing over $9 million in transition houses, second stage housing, domestic violence outreach services and community-based sexual violence services across the province, to hopefully make this decision just a little easier.

Transition houses offer an important first step, but they are meant to be temporary. Second stage housing provides safe, supportive, and affordable housing to women and their children for up to 18 months, while domestic violence outreach serves communities across the province, providing victims with emotional support, risk assessments, system navigation, public presentations and more. This is an invaluable service for survivors currently living in the community outside of designated housing.

There is also a need for resources to prevent the victimization of the most vulnerable and at risk in our communities. This budget will help fund the creation of a dedicated provincial sexual violence unit to investigate the most severe and complex sexual violence and human trafficking cases.

Madam Speaker, we are making sure we have the services in place to support those who are most vulnerable in our province.

Investing in New Brunswick

Madam Speaker, my focus today has been on health care, education and housing, but that doesn't mean that this year's budget doesn't have additional investments worthy of mention.

The need for fiscal reform has been raised by local governments, regional service commissions, and municipal associations who state that current fiscal capacity of local governments is not meeting their needs. They are facing an increased reliance on property taxes as well as increased cost pressures due to inflation, aging infrastructure, and diverse service delivery needs.

Our government intends to introduce legislation on a fiscal reform funding model that will provide local governments a much-needed diversification of revenues to support sustainability and provide greater predictability.

Accessibility is another key area, where an increased investment can support life-changing programs and services for many New Brunswickers. As an enhancement to the province's accessibility legislation, we are investing in an accessibility office

that will support the establishment of a new interdepartmental committee on accessibility under Post-Secondary Education, Training and Labour.

Additionally, that same department will continue their deep dive into the root causes of systemic racism and identify and address ways to combat its adverse effects.

Madam Speaker, transformational change is required across government, and not just in the largest of our departments. We will transform our court system by investing $5 million in technology to enable digital transformation and better service delivery for the court system.

This initiative will secure personal information and enable court scheduling and case management in real time. Plaintiffs will be able to e-file and files will be accessible to those who need them from any location. We recognize that backlogs in our court systems need to be cleared, and using technology and realigned resources will help support that much-needed change.

Leadership you can trust

Madam Speaker, when we were elected, we made a commitment to do things differently. To engage with New Brunswickers in a more meaningful way, and to listen more.

We are walking the talk by building back relationships with First Nations, by engaging in government-to-government negotiations on meaningful economic reconciliation and earning back their trust.

We promised to get back to the table with bargaining groups to improve labour relations and settle negotiations that have been going on far too long. And we're doing just that.

These are just two examples of how our government is changing the way we work, by listening, being transparent, and creating a culture of collaboration.

Madam Speaker, New Brunswickers expect our government to be focused, transparent and collaborative in the way we provide services. They expect us to balance investments in people and the balance sheet, to choose New Brunswickers and their priorities.

The decisions we have taken in our inaugural budget reflect those priorities – we're investing in the people of our great province.

We will not sacrifice fixing health and education, and addressing the very real affordability challenges New Brunswickers are facing or shirk our responsibility to tackle the impacts of tariffs head-on in favour of satisfying the bottom line.

We were elected to address the challenges that New Brunswickers face, and we intend on meeting our commitments.

Our multi-year plan reflects the turbulent times we find ourselves in. It considers a difficult economic backdrop and the urgent need to improve the delivery of important public services that New Brunswickers use daily.

Multi-Year Plan ($ millions)

	2025–2026 Budget	**2026–2027 Plan**	**2027–2028 Plan**	**2028–2029 Plan**
Revenue	13, 792	14,247	14,749	15,260
Expense	14,341	14,694	15,053	15,404
Surplus (Deficit)	(549)	(447)	(304)	(144)
(Increase) Decrease in Net Debt	(929)	(917)	(675)	(486)
Net Debt-to-GDP (%)	26.6%	27.7%	28.3%	28.5%

Madam Speaker, for too long, government's singular focus has been on balanced budgets and debt reduction, which has served to the detriment of the needs of New Brunswickers. Fiscal responsibility can and should be measured in more ways than just the bottom line.

Fiscal responsibility means that we will work for New Brunswickers, honour our commitments to them, and evolve our plan to reflect changing circumstances. It does not mean we are abandoning our plans to work toward balanced budgets, but for now we are making the financial decisions that will help us weather the storm and come out the other side doing things differently and I believe we will be stronger for it.

With our net debt-to-GDP ratio estimated to be the lowest in the country east of Saskatchewan, we have flexibility in managing the challenges before us. We will continue to assess the financial health of the province by paying close attention to

key financial metrics. However, it will not be our singular focus, and we are committed to tackling any challenges we face, head on.

Conclusion

Madam Speaker, governing is about making tough choices and key investments when they are needed most. This might not be the budget we hoped for back in November, but it is one that we believe balances the needs of New Brunswickers against our fiscal realities – one that does not continue to kick our issues down the road for future generations.

We had to make some tough decisions as we built this budget, but we knew if the choice was between presenting a balanced budget or doing what was right for the people of this province, we would choose New Brunswickers and their priorities every single time.

The investments we are making today will save us more money in the long run. If we continue to wait, the issues we are addressing will only get worse and end up costing us even more. We've seen the realities of this time and time again – and we're dealing with those repercussions right now.

That is why we are tackling these challenges now and investing in fundamental changes so that our systems will end up costing us less over time.

Simply put, we are investing in our future.

This is a budget that shows we are ready for change so that we can get different – better – results in health care, education, housing, and other areas that are a priority to the people of this province. This budget will help us lay the foundation for transformational and lasting change in New Brunswick.

Madam Speaker, it is a privilege to serve as this government's finance minister, and it is not a responsibility that I take lightly. In all of my conversations with New Brunswickers in regions all across this great province over the past number of months, there was never a doubt about matters most – the people.

Making sure a parent can get timely access to a doctor for their sick child, that teachers know they are appreciated and have the supports to prove it and ensuring that everyone who wants to build a successful future in this province can have a home, raise a family, and grow old with dignity.

I would offer that all of these things are indeed achievable if we commit now to driving the transformational change necessary to deliver progress on what matters most for now, and for generations to come.

APPENDIX: SUMMARY BUDGET INFORMATION

COMPARATIVE STATEMENT OF SURPLUS OR DEFICIT
($ Thousands)

	Year Ending March 31		
	2025 Estimate	2025 Revised	2026 Estimate
Revenue			
Ordinary Account	12,761,453	12,722,145	13,196,567
Capital Account	26,820	34,757	23,470
Special Purpose Account	172,486	180,666	196,132
Special Operating Agencies (net)	128,037	111,091	153,941
Sinking Fund Earnings	207,400	217,200	222,200
Total Revenue	**13,296,196**	**13,265,859**	**13,792,310**
Expense			
Ordinary Account	12,066,835	12,486,189	13,033,891
Capital Account	197,862	208,441	188,121
Special Purpose Account	199,565	199,812	225,190
Special Operating Agencies (net)	128,415	106,664	201,442
Amortization of Tangible Capital Assets	662,659	663,606	692,703
Total Expense	**13,255,336**	**13,664,712**	**14,341,347**
Surplus (Deficit) - Before Contingency	**40,860**	**(398,853)**	**(549,037)**
Contingency	-	-	(50,000)
Surplus (Deficit) - After Contingency	**40,860**	**(398,853)**	**(599,037)**

COMPARATIVE STATEMENT OF CHANGE IN NET DEBT
($ Thousands)

	Year Ending March 31		
	2025 Estimate	2025 Revised	2026 Estimate
Net Debt - Beginning of Year	**(12,362,240)**	**(11,829,141)**	**(12,500,348)**
Changes in Year			
Surplus (Deficit)	40,860	(398,853)	(549,037)
Investments in Tangible Capital Assets	(1,018,860)	(935,960)	(1,072,886)
Amortization of Tangible Capital Assets	662,659	663,606	692,703
(Increase) Decrease in Net Debt	**(315,341)**	**(671,207)**	**(929,220)**
Net Debt - End of Year	**(12,677,581)**	**(12,500,348)**	**(13,429,568)**
Net Debt-to-GDP Ratio	**26.7%**	**25.6%**	**26.6%**

TOTAL REVENUE
2025–2026
($ Thousands)

DEPARTMENT	ORDINARY ACCOUNT	CAPITAL ACCOUNT	SPECIAL PURPOSE ACCOUNT	SPECIAL OPERATING AGENCIES	TOTAL
Agriculture, Aquaculture and Fisheries	12,871	-	-	-	12,871
Education and Early Childhood Development	237,291	-	67,252	-	304,543
Energy	3,000	-	-	-	3,000
Environment and Local Government	3,763	-	110,560	-	114,323
Finance and Treasury Board	11,513,960	-	66	-	11,514,026
General Government	11,248	-	-	-	11,248
Health	176,304	-	1,500	-	177,804
Justice and Public Safety	251,419	-	17,901	-	269,320
Legislative Assembly	682	-	-	-	682
Natural Resources	99,003	7,196	8,624	-	114,823
New Brunswick Housing Corporation	57,120	50	510	-	57,680
Opportunities New Brunswick	6,100	-	-	-	6,100
Other Agencies	662,344	-	-	-	662,344
Post-Secondary Education, Training and Labour	139,129	-	2,849	5,274	147,252
Regional Development Corporation	1,062	-	-	186,002	187,064
Social Development	20,376	-	-	-	20,376
Tourism, Heritage and Culture	6,918	-	5,620	8,600	21,138
Transportation and Infrastructure	6,951	16,224	650	113,820	137,645
Sub-Total	**13,209,541**	**23,470**	**215,532**	**313,696**	**13,762,239**
Sinking Fund Earnings	-	-	-	-	222,200
Inter-account Transactions	(12,974)	-	(19,400)	(159,755)	(192,129)
TOTAL REVENUE	**13,196,567**	**23,470**	**196,132**	**153,941**	**13,792,310**

COMPARATIVE STATEMENT OF ESTIMATED ORDINARY ACCOUNT REVENUE BY SOURCE
($ Thousands)

	Year Ending March 31		
	2025 Estimate	2025 Revised	2026 Estimate
Taxes			
Personal Income Tax	2,440,000	2,467,000	2,561,000
Corporate Income Tax	690,200	726,400	753,600
Provincial Real Property Tax	506,500	509,750	545,904
Harmonized Sales Tax	2,380,900	2,244,600	2,319,500
Gasoline and Motive Fuels Tax	200,000	205,000	200,000
Tobacco Tax	75,000	62,000	62,000
Pari-Mutuel Tax	500	500	500
Insurance Premium Tax	91,255	91,855	97,125
Real Property Transfer Tax	49,000	54,000	57,000
Financial Corporation Capital Tax	34,500	34,500	35,000
Cannabis Duty	14,000	12,900	14,000
Vaping Duty	1,000	1,000	4,000
Penalties and Interest	16,000	17,000	16,500
Sub-Total - Taxes	**6,498,855**	**6,426,505**	**6,666,129**
Return on Investment	284,507	235,669	236,003
Licences and Permits	167,694	178,043	172,826
Sale of Goods and Services	549,634	577,663	562,370
Royalties	83,228	78,965	79,946
Agency Revenues	208,946	210,590	208,310
Fines and Penalties	6,976	6,243	6,733
Miscellaneous	78,079	110,863	69,965
TOTAL - OWN SOURCE REVENUE	**7,877,919**	**7,824,541**	**8,002,282**
Unconditional Grants – Canada			
Fiscal Equalization Payments	2,897,020	2,897,020	3,123,278
Canada Health Transfer	1,085,445	1,075,139	1,127,700
Canada Social Transfer	352,406	349,041	359,200
Other	1,866	1,866	1,866
Sub-Total - Unconditional Grants – Canada	**4,336,737**	**4,323,066**	**4,612,044**
Conditional Grants – Canada	559,517	588,441	595,215
TOTAL - GRANTS FROM CANADA	**4,896,254**	**4,911,507**	**5,207,259**
Sub-Total	**12,774,173**	**12,736,048**	**13,209,541**
Inter-account Transactions	(12,720)	(13,903)	(12,974)
TOTAL - ORDINARY ACCOUNT REVENUE	**12,761,453**	**12,722,145**	**13,196,567**

TOTAL EXPENSE
2025–2026
($ Thousands)

DEPARTMENT	ORDINARY ACCOUNT	CAPITAL ACCOUNT	SPECIAL PURPOSE ACCOUNT	SPECIAL OPERATING AGENCIES	TOTAL
Agriculture, Aquaculture and Fisheries	50,485	715	-	-	51,200
Education and Early Childhood Development	2,111,300	1,605	67,252	-	2,180,157
Energy	78,444	-	-	-	78,444
Environment and Local Government	187,202	1,000	111,588	-	299,790
Executive Council Office	12,591	-	-	-	12,591
Finance and Treasury Board	32,135	-	66	-	32,201
General Government	1,456,864	-	-	-	1,456,864
Health	4,091,088	40,280	1,750	-	4,133,118
Justice and Public Safety	403,213	-	23,365	-	426,578
Legislative Assembly	38,364	-	-	-	38,364
Natural Resources	141,468	17,350	7,519	-	166,337
New Brunswick Housing Corporation	232,958	44,085	3,600	-	280,643
Office of the Premier	1,734	-	-	-	1,734
Opportunities New Brunswick	71,200	-	-	-	71,200
Other Agencies	423,699	-	-	-	423,699
Post-Secondary Education, Training and Labour	757,732	2,200	2,649	5,136	767,717
Regional Development Corporation	79,571	33,075	-	226,726	339,372
Service of the Public Debt	673,000	-	-	-	673,000
Social Development	1,742,504	23,354	-	-	1,765,858
Tourism, Heritage and Culture	84,840	19,017	5,601	8,848	118,306
Transportation and Infrastructure	398,934	1,075,265	1,800	120,487	1,596,486
Total Expenditure	**13,069,326**	**1,257,946**	**225,190**	**361,197**	**14,913,659**
Investment in Tangible Capital Assets	(3,061)	(1,069,825)	-	-	(1,072,886)
Inter-account Transactions	(32,374)	-	-	(159,755)	(192,129)
Amortization of Tangible Capital Assets	-	-	-	-	692,703
TOTAL EXPENSE	**13,033,891**	**188,121**	**225,190**	**201,442**	**14,341,347**